UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 25, 2022

INTERPRIVATE II ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40152	85-3122877
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 920-0125

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	IPVA.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	IPVA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	IPVA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously announced, on May 11, 2022, InterPrivate II Acquisition Corp. (“InterPrivate II”), TMPST Merger Sub I Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of InterPrivate II (“First Merger Sub”), TMPST Merger Sub II LLC, a Delaware limited liability company and newly formed, wholly-owned direct subsidiary of InterPrivate II (“Second Merger Sub”), and Getaround, Inc. (“Getaround”) entered into an Agreement and Plan of Merger (as it may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement and the transactions contemplated thereby are adopted and approved by InterPrivate II’s stockholders, and the business combination is subsequently completed, (a) First Merger Sub will merge with and into Getaround (the “First Merger”), with Getaround being the surviving corporation of the First Merger, and (b) immediately following the First Merger, Getaround will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the Mergers and other transactions described in the Merger Agreement, the “Business Combination” or “Proposed Transaction”), with Second Merger Sub being the surviving company of the Second Merger.

In connection with the Business Combination, InterPrivate II filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended (File No. 333-266054) containing a proxy statement/prospectus which was declared effective on November 14, 2022 and on November 16, 2022, InterPrivate II filed a definitive proxy statement/prospectus with the SEC dated November 14, 2022 (the “Proxy Statement/Prospectus”).

Item 1.01	Entry into a Material Definitive Agreement.

Non-Redemption Agreement

On November 28, 2022, InterPrivate II entered into a Non-Redemption Agreement (the “Non-Redemption Agreement”) with the Magnetar Funds (as defined in the Non-Redemption Agreement) (each, a “Non-Redeeming Stockholder”). Pursuant to the Non-Redemption Agreement, each Non-Redeeming Stockholder agreed that it will, at InterPrivate II’s election, not redeem an amount of shares of Class A Common Stock of InterPrivate II (the “Common Stock”) beneficially owned by such Non-Redeeming Stockholder (the “Committed Shares”) up to an aggregate of 1,550,000 shares, to the extent elected by InterPrivate II, provided that (i) InterPrivate II and Getaround require no more than $15.5 million of additional gross proceeds to satisfy the minimum cash condition of at least $50 million additional gross proceeds (the “Mudrick Minimum Cash Condition”), as required by the Convertible Note Subscription Agreement, dated as of May 11, 2022, between InterPrivate II and Mudrick Capital Management L.P. (the “Mudrick Note Subscription Agreement”), and (ii) at least 9,000,000 shares of Common Stock will be offered by InterPrivate II to all non-redeeming holders of Common Stock on a pro rata basis without payment of a purchase price upon the consummation of the Business Combination. In consideration of the Non-Redeeming Stockholder’s commitment to not redeem the Committed Shares, to the extent elected by InterPrivate II, InterPrivate II agreed to pay a cash fee of $3,000,000 in the aggregate to all of the Non-Redeeming Stockholders upon the closing of the Business Combination and the sale of the notes pursuant to the Mudrick Note Subscription Agreement. In addition, each Non-Redeeming Stockholder agreed that until the earlier of (i) the consummation of the Business Combination, (ii) an announcement that the Business Combination will not occur, or (iii) January 31, 2023, it will not transfer, pledge, or engage in any short sales with respect to shares of Common Stock it currently beneficially owns in excess of an aggregate limit of 454,500 shares when taken together with any such actions taken by the other Non-Redeeming Stockholders.

The foregoing description of the Non-Redemption Agreements is subject to and qualified in its entirety by reference to the full text of the form of Non-Redemption Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated by reference.

Item 8.01	Other Events.

Service Fee to Sponsor Affiliates

As previously disclosed in the Registration Statement on Form S-1 initially filed by InterPrivate II with the SEC on February 17, 2022 and declared effective on March 9, 2022, InterPrivate II may make payments to InterPrivate Acquisition Management II, LLC (the “Sponsor”) and its affiliates certain fees including “payment of consulting, success or finder fees to our sponsor, officers, directors, initial stockholders or their affiliates in connection with the consummation of our initial business combination.” On November 25, 2022, the audit committee of InterPrivate II’s Board of Directors approved a fee up to an aggregate amount of $2,000,000 to certain management members of InterPrivate II and affiliates of the Sponsor for their services in facilitating the consummation of the Business Combination.

Updates to the Disclosure of the Sponsor’s Interests in the Business Combination in the Proxy Statement/Prospectus

This current report on Form 8-K is being filed in order to, among other things, update and supplement the information regarding the Sponsor’s interests in the Business Combination disclosed on pages 23-24, 46-47, 104-105, 156-157, and 204-205 of the Proxy Statement/Prospectus. A redlined copy of these disclosures marked to show the changes to the original disclosures in the Proxy Statement/Prospectus is attached herewith as Exhibit 99.1 and is incorporated by reference.

This information should be read in conjunction with the Proxy Statement/Prospectus, and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this current report on Form 8-K, you should rely on the information in this current report on Form 8-K.

Additional Information and Where to Find It

In connection with the Proposed Transaction, InterPrivate II filed a registration statement on Form S-4 (File No. 333-266054) (as amended, the “Registration Statement”) with the SEC, which includes a proxy statement with respect to the stockholder meeting of InterPrivate II to vote on the Proposed Transaction and a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Transaction. The Registration Statement was declared effective by the SEC on November 14, 2022. The definitive proxy statement/prospectus has been sent to all InterPrivate II stockholders. InterPrivate II also will file with the SEC other documents regarding the Proposed Transaction, including Prospectus Supplement No. 1 filed with the SEC on November 23, 2022 (“Prospectus Supplement No. 1”) and Prospectus Supplement No. 2 filed concurrently with the filing of this current report on Form 8-K (“Prospectus Supplement No. 2”). Before making any voting decision, investors and security holders of InterPrivate II are urged to read the Registration Statement, the definitive proxy statement/prospectus, as supplemented by the information contained in this current Report on Form 8-K, Prospectus Supplement No. 1 and Prospectus Supplement No. 2, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about InterPrivate II, Getaround and the Proposed Transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate II may be obtained free of charge from InterPrivate II’s website at https://ipvspac.com/ or by written request to InterPrivate II at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate II and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate II’s stockholders in connection with the Proposed Transaction. Information about InterPrivate II’s directors and executive officers and their ownership of InterPrivate II’s securities is set forth in InterPrivate II’s filings with the SEC, including InterPrivate II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and in the Registration Statement. Additional information regarding the names and interests in the Proposed Transaction of InterPrivate II’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the definitive proxy statement/prospectus regarding the Proposed Transaction. You may obtain free copies of these documents as described in the preceding paragraph.

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Forward-Looking Statements

This current report on Form 8-K, including any exhibits filed herewith, contains certain forward-looking statements within the meaning of the federal securities laws with respect to the benefits of the Proposed Transaction between Getaround and InterPrivate II and the anticipated timing of the completion of the Proposed Transaction. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction and related capital raising required for closing may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by InterPrivate II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate II; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Merger Agreement by the stockholders of InterPrivate II and Getaround, the satisfaction of the minimum cash condition to closing, including funds in InterPrivate II’s trust account following redemptions by InterPrivate II’s public stockholders and alternative capital raising transactions, and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Transaction on Getaround’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts Getaround’s current plans and potential difficulties in Getaround’s employee retention as a result; (viii) the outcome of any legal proceedings that may be instituted against Getaround or against InterPrivate II related to the Merger Agreement or the Proposed Transaction; (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the Proposed Transaction; (x) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer preference and spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates; (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so; (xiv) the impact of Getaround’s business model on reducing pollution and emissions given its scale; (xv) the ability of Getaround to maintain an effective system of controls over financial reporting; (xvi) the ongoing impact of the COVID-19 pandemic on Getaround’s business and results of operations despite recent easing of these impacts; (xvii) the ability of Getaround to respond to general economic conditions; (xviii) the acceptance or adoption of carsharing as an alternative to car ownership in the geographies in which Getaround operates its business; (xix) risks associated with increased competition among providers of carsharing or other modes of transportation; (xx) the ability of Getaround to manage its growth effectively; (xxi) the ability of Getaround to achieve the expected benefits from strategic acquisitions; (xxii) the ability of Getaround to achieve and maintain profitability in the future; and (xxiii) the ability of Getaround to access sources of capital to finance operations and growth and to have sufficient funds to meet its working capital and capital expenditure requirements for the next 12 months after the closing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate II’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by InterPrivate II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate II gives any assurance that either Getaround or InterPrivate II will achieve its expectations.

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No Offer or Solicitation

This current report on Form 8-K, including any exhibits filed herewith, is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate II, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Non-Redemption Agreement dated November 28, 2022 by and between InterPrivate II Acquisition Corp. and Magnetar Financial LLC.

99.1	Redline of the Disclosure regarding the Sponsor’s Interests in the Business Combination in the Proxy Statement/Prospectus.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERPRIVATE II ACQUISITION CORP.

Date: November 29, 2022	By:	/s/ Brandon Bentley
	Name:	Brandon Bentley
	Title:	General Counsel

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Exhibit 10.1

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(a)(5). InterPrivate II agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

NON-REDEMPTION AGREEMENT

This NON-REDEMPTION AGREEMENT (this “Agreement”), dated as of November 28, 2022, is made by and among InterPrivate II Acquisition Corp., a Delaware corporation (the “Company”), and the Magnetar Funds (as defined below) set forth on Exhibit A (collectively, the “Investors” and each, an “Investor”).

WHEREAS, the Company is a special purpose acquisition company whose Class A Common Stock (“Common Stock”) is traded on the New York Stock Exchange under the symbol “IPVA”, among other securities of the Company;

WHEREAS, the Company, TMPST Merger Sub I Inc., TMPST Merger Sub II LLC and Getaround, Inc. (the “Target”) have entered into an Agreement and Plan of Merger, dated as of May 11, 2022 (as may be amended from time to time, the “Merger Agreement”);

WHEREAS, the Company and Mudrick Capital Management L.P. on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates (“Mudrick”) have entered into a Convertible Note Subscription Agreement, dated as of May 11, 2022 (the “Mudrick Subscription Agreement”), pursuant to which Mudrick has subscribed for the purchase of up to $175,000,000 in aggregate principal amount of senior secured convertible notes of the Company (the “Mudrick Notes”), to be issued pursuant to the form of indenture attached as an exhibit to the Mudrick Subscription Agreement, contemporaneously with the closing of the business combination contemplated by the Merger Agreement (the “Business Combination”), subject to the conditions precedent set forth in the Mudrick Subscription Agreement, including the condition that the Company and the Target shall have raised an aggregate of at least $50,000,000 in aggregate gross proceeds in addition to the gross proceeds from the sale of the Mudrick Notes (the “Mudrick Minimum Cash Condition”), which may be satisfied through any combination of (i) a private placement of securities of the Company, (ii) cash remaining in the Company’s trust account, net of redemptions, and (iii) an offering of convertible debt instruments of the Target that are mandatorily exchangeable for Common Stock on or prior to the closing date of the Business Combination (“Target 2022 Bridge Notes”);

WHEREAS, the Target has received aggregate gross proceeds of approximately $35,000,000 from the sale of Target 2022 Bridge Notes, such that the Company and the Target are required, as of the date of this Agreement, to raise in a private placement or retain in the Company’s trust account (net of redemptions) approximately an additional $15,000,000 to satisfy the Mudrick Minimum Cash Condition;

WHEREAS, Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”) serves as the investment adviser to the Magnetar Funds (as defined in the Schedule 13G filed on January 1, 2022 by Magnetar Financial, Magnetar Capital Partners LP, Supernova

Management LLC, and Alec N. Litowitz (the “Schedule 13G”) with the SEC in respect of their beneficial ownership of securities of the Company), and as such Magnetar Financial exercises voting and investment power over the 2,004,500 shares of Common Stock held for the accounts of the Investors, all as more particularly set forth in the Schedule 13G (the “Magnetar Shares”);

WHEREAS, pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “COI”), in its capacity as a holder of Common Stock, each Investor has the right to require that the Company redeem the Magnetar Shares held by such Investor in connection with the Business Combination, for the Redemption Price (as defined in the COI), representing the right to receive up to an aggregate of $20,045,000 of the funds currently in the Company’s trust account (before any addition of interest or permitted deductions for taxes), to the extent each Investor exercises such redemption right;

WHEREAS, pursuant to the terms of this Agreement, the Investors, in the aggregate, desire to agree to refrain from exercising such redemption right with respect to up to 1,550,000 of the Magnetar Shares, in the aggregate, representing aggregate gross proceeds in the Company’s trust account of up to $15,500,000 (before any addition of interest or permitted deductions for taxes), to the extent elected by the Company; and

WHEREAS, all capitalized terms used but not defined herein shall have the respective meanings specified in the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, the parties agree as follows:

1.    Non-Redemption Agreement. If as of the applicable redemption deadline in respect of the Common Stock (the “Non-Redemption Measurement Date”), the Company and the Target require no more than $15,500,000 of additional gross proceeds to satisfy the Mudrick Minimum Cash Condition, and upon the consummation of the Business Combination, an aggregate of at least 9,000,000 shares of Common Stock shall be offered by the Company to all non-redeeming holders of Common Stock on a pro rata basis pursuant to the Registration Statement without payment of a purchase price (the “Bonus Shares”), which shall be (a) registered with the SEC pursuant to the Registration Statement, (b) free of any contractual lock-up and (c) listed for trading on the New York Stock Exchange, then upon Magnetar Financial’s receipt, no later than one Business Day following the Non-Redemption Measurement Date, of written notice from the Company of its election to invoke this Agreement (a “Company Election”), each Investor, severally and not jointly, agrees that it shall rescind, reverse or revoke any prior redemption elections made in connection with the Business Combination, in an amount such that the aggregate number of Magnetar Shares that are not redeemed is equal to such number of the Magnetar Shares elected by the Company pursuant to the Company Election, not to exceed the lesser of (i) 1,550,000, or (ii) the number determined by dividing the amount of additional gross proceeds actually required to satisfy the Mudrick Minimum Cash Condition as of the Non-Redemption Measurement Date, after giving effect to redemptions by all stockholders other than the Investors, by $10.00 per share (such number of Magnetar Shares elected by the Company is referred to herein as the “Magnetar Non-Redemption Shares”). In the event of a Company Election, no later than the Business Day immediately following the Non-Redemption Measurement Date, the Company shall provide written notice to Magnetar Financial setting forth the scheduled closing date of the Business Combination and the number of Magnetar Non-Redemption Shares, with a copy of the redemption report generated by the Company’s transfer agent as of the Non-Redemption Measurement Date (the “Company Non-Redemption Notice”). If the Investors shall have submitted a request or requests to the Company’s transfer agent to redeem a number of shares of Common Stock in connection with the Business Combination that equals or exceeds the number of Magnetar Non-Redemption Shares set forth in the Company Non-Redemption Notice, then no later than one Business Day following receipt of the Company Non-Redemption Notice, the Investors shall rescind, reverse or revoke such prior redemption election(s) to the extent required to satisfy its non-redemption obligation hereunder, and shall provide the Company’s transfer agent with such documents or instruments as it may reasonably require to effect such redemption reversal and revocation. If the parties to the Merger Agreement determine to change the scheduled closing date of the Business Combination to a later date than that set forth in the Company Non-Redemption Notice, then in each such event the Company and the Investors shall repeat the procedures set forth above in this Section 1, and such Investor’s non-redemption obligation hereunder shall remain in effect from the date of this Agreement until the termination of this Agreement pursuant to Section 6 hereof (the “Term”) notwithstanding such change or changes to the scheduled closing date of the Business Combination. For purposes of this Agreement, “Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by legal requirements to close.

2.    Cash Fee. Immediately upon consummation of the Business Combination pursuant to the Merger Agreement and the sale of the Mudrick Notes pursuant to the Mudrick Subscription Agreement, the Company shall pay the Investors $3,000,000 in immediately available funds by wire transfer in accordance with the wire instructions to provided by the Investors. Such obligation shall be binding on the Company and its successors and assigns regardless of whether the Company delivers a Company Non-Redemption Notice.

3.    Lock-Up. From the date of this Agreement until the earlier to occur of (i) a public announcement or filing that the Business Combination will not occur, (ii) January 31, 2023, or (iii) the consummation of the Business Combination, each Investor hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will (a) engage in any transfer, pledge transactions or “Short Sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act) that would, when aggregated with any such transactions of any other Investors, exceed an aggregate of 454,500 of the Magnetar Shares, or (b) offer for sale, sell (including Short Sales), transfer (including by operation of law), place a lien on, pledge, convert, assign or otherwise dispose of (including by gift, merger, tendering into any tender offer or exchange offer or otherwise) or encumber any of the Magnetar Shares (collectively, a “Transfer”) that would, when aggregated with any Transfer of any other Investors, exceed an aggregate of 454,500 of the Magnetar Shares. These restrictions shall not impact any previously entered into Short Sales, Transfers or pledges that would not have the effect of preventing or materially delaying the performance of any Investor’s obligations hereunder.

4.    Representations and Warranties. Each of the parties hereto represents and warrants to the other party that: (a) it is a validly existing company, partnership or corporation, in good standing under the laws of the jurisdiction of its formation or incorporation; (b) this

Agreement constitutes a valid and legally binding obligation on it in accordance with its terms, subject to laws relating to bankruptcy, insolvency and relief of debtors, and laws governing specific performance, injunctive relief and other equitable remedies; (c) the execution, delivery and performance of this Agreement by it has been duly authorized by all necessary corporate action, and (d) the execution, delivery and performance of this Agreement will not result in a violation of its Certificate of Formation or Certificate of Incorporation, as applicable, or conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or instrument to which it is a party or by which it is bound. Each Investor represents and warrants to the Company, severally and not jointly, that, as of the date hereof, such Investor beneficially owns the number of shares of Common Stock set forth opposite such Investor’s name on Exhibit A hereto.

5.    Expenses. Each party shall be responsible for its own fees and expenses related to this Agreement and the transactions contemplated hereby.

6.    Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the mutual written consent of the parties hereto, (c) January 31, 2023, if the Business Combination has not been consummated by such date, and (d) the consummation of the Business Combination. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any person in respect hereof or the transactions contemplated hereby; provided that, notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to clauses (a) and (d) above shall not affect any liability on the part of any party for an intentional breach of this Agreement. Section 5 through and including Section 18 of this Agreement will survive the termination of this Agreement.

7.    Trust Account Waiver. Each Investor acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (“IPO”) and certain proceeds of a private placement (including interest accrued from time to time thereon) for the benefit of its public stockholders and certain other parties (including the underwriters of the IPO). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, such Investor hereby agrees (on its own behalf and on behalf of its related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and it shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”); provided, that the Released Claims shall not include any rights or claims of Magnetar Financial or any of its related parties, including the Investors, as a holder of securities of the Company to the extent related to or arising from any securities of the Company other than Magnetar Non-Redemption Shares. Each Investor hereby irrevocably waives (on its own behalf and on behalf of its related parties) any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Agreement and will not seek recourse against the Trust Account with respect to the Released Claims.

8.    Public Disclosure. The Company shall file a Current Report on Form 8-K with the SEC (the “Current Report”) reporting the material terms of this Agreement prior to the consummation of the Business Combination. The Company shall not, and shall cause its representatives to not, disclose any material non-public information to Magnetar Financial or any of the Investors concerning the Company, the Common Stock or the Business Combination, other than the existence of this Agreement, such that none of Magnetar Financial nor any Investor shall be in possession of any such material non-public information from and after the filing of the Current Report. Notwithstanding anything in this Agreement to the contrary, Magnetar Financial agrees that the Company shall have the right to publicly disclose the name of Magnetar Financial and the nature of Magnetar Financial’s commitments, arrangements and understandings under and relating to this Agreement in any Form 8-K filed by the Company with the SEC in connection with the execution and delivery of this Agreement, and any registration statement or proxy solicitation materials filed or amended on or after the date of this Agreement, to the extent such disclosure is required by law; provided that, prior to making any such required public disclosure, the Company shall use commercially reasonable efforts to (a) provide Magnetar Financial with three (3) Business Days to review the portion of the public disclosure that refers directly to Magnetar Financial’s commitment pursuant to this Agreement, and (b) incorporate any reasonable comments received from Magnetar Financial or its representatives within such three (3) Business Day period as to such public disclosures referring directly to Magnetar Financial’s commitment pursuant to this Agreement (it being understood, however, that with respect to the initial public disclosure as to the existence of this Agreement, such three (3) Business Day period may be reduced by the Company to a one (1) Business Day period). Notwithstanding anything in this Agreement to the contrary, neither the Company nor Magnetar Financial shall publicly disclose or include the name of Magnetar Financial, any of the Investors or any of their respective affiliates in any press release or other marketing materials without the prior written consent of Magnetar Financial.

9.    Governing Law. This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The parties irrevocably agree that all such claims shall be heard and determined in such a Delaware federal or state court, and that such jurisdiction of such courts with respect thereto will be exclusive. Each party hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 16 hereof or in such other manner as may be permitted by law, will be valid and sufficient service thereof.

10.    Waiver of Jury Trial. To the extent not prohibited by applicable law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement or any course of conduct, course of dealing, verbal or written statement or action of any party hereto or thereto, in each case, whether now existing or hereafter arising, and whether in contract, tort, statute, equity or otherwise. Each party hereby further agrees and consents that any such litigation shall be decided by court trial without a jury and that the parties to this Agreement may file a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

11.    Form W-9 or W-8. Each Investor shall, upon or prior to the consummation of the Business Combination, execute and deliver to the Company a completed IRS Form W-9 or Form W-8, as applicable.

12.    Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the non-assigning party hereto (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, any Investor may transfer its rights, interests and obligations hereunder to one or more investment funds or accounts managed or advised by Magnetar Financial (or a related party or affiliate) and to the extent such transferee is not a party to this Agreement, such transferee shall agree to be bound by the terms hereof prior to any such transfer being effectuated.

13.    Specific Performance. The parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that monetary damages may not be an adequate remedy for such breach and the non-breaching party shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware.

14.    Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by the parties hereto.

15.    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

16.    Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery; (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day following the date of delivery to such courier service; (c) if delivered by electronic mail, on the date of transmission if on a Business Day before 5:00 p.m. local time of the business address of the recipient party (otherwise on the next succeeding Business Day), provided the sender receives no bounce-back or similar message indicating non-delivery; in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other parties in accordance with this Section 16):

If to the Company prior to consummation of the Business Combination:

InterPrivate II Acquisition Corp.

c/o InterPrivate LLC

1350 Avenue of the Americas

New York, NY 10019

Attention: Brandon C. Bentley, General Counsel

Email: Bbentley@interprivate.com

with a copy (which will not constitute notice) to:

Greenberg Traurig, LLP

1840 Century Park East

Suite 1900

Los Angeles, CA 90067

Attention: Kevin Friedmann; Laurie Green

Email: friedmannk@gtlaw.com; greenl@gtlaw.com

If to the Company after consummation of the Business Combination:

Getaround, Inc.

55 Green Street

San Francisco, CA 94111

Attention: Spencer Jackson

Email: spencer@getaround.com

with a copy (which will not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Rd.

Menlo Park, CA 94025-1015

Attention: Steve Venuto, Matthew Gemello, Bill Hughes

Email: svenuto@orrick.com, mgemello@orrick.com, bhughes@orrick.com

If to Magnetar Financial:

c/o Magnetar Financial LLC

1603 Orrington Avenue, 13th Floor

Evanston, IL 60201

Attention: Chief Legal Officer

Email: fisecuritynotices@magnetar.com

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Eric Halperin

Email: ehalperin@willkie.com

17.    Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument, and shall include images of manually executed signatures transmitted by electronic format (including, without limitation, “pdf”, “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law.

18.    Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent that they relate in any way to the subject matter hereof.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

InterPrivate II Acquisition Corp.

By:	/s/ Ahmed Fattouh
Name:	Ahmed Fattouh
Title:	CEO

Magnetar Constellation Master Fund II, Ltd
Magnetar Constellation Fund, Ltd
Magnetar Systematic Multi-Strategy Master Fund Ltd
Magnetar Capital Master Fund, Ltd
Magnetar Lake Credit Fund LLC
Magnetar Structured Credit Fund, LP
Magnetar Xing He Master Fund Ltd
Purpose Alternative Credit Fund Ltd
Purpose Alternative Credit Fund – T LLC
Magnetar SC Fund Ltd

By: Magnetar Financial LLC, as investment manager/manager/general partner

/s/ Karl Wachter
Name:	Karl Wachter
Title:	General Counsel

EXHIBIT A

[***]

Exhibit 99.1

Pages 23-24 of the Proxy Statement/Prospectus

Q. What interests do InterPrivate II’s current officers and directors have in the Business Combination?

A.	InterPrivate II’s board of directors and executive officers may have interests in the Business Combination that are different from, in addition to or in conflict with, yours. These interests include:

•

the beneficial ownership of the Sponsor, which is controlled by affiliates of Ahmed M. Fattouh, InterPrivate II’s Chairman and Chief Executive Officer, and InterPrivate LLC, a private investment firm founded by Mr. Fattouh, of an aggregate of 12,019,529 shares of InterPrivate II Common Stock, consisting of:

•	6,348,750 Founder Shares purchased by the Sponsor for an aggregate price of $25,000, which shares will be converted into shares of Class A Stock immediately prior to the Closing;

•

1,820,779 Bonus Shares that the Sponsor will be entitled to receive in respect of the above Founder Shares (of which the Sponsor has agreed to transfer 200,000 shares to an entity affiliated with Neil Suslak, a current director of Getaround and who is expected be a director of New Getaround, pursuant to a stock transfer agreement dated October 31, 2022); and

•	3,850,000 shares of Class A Stock underlying Private Warrants purchased by the Sponsor at $1.50 per warrant for an aggregate purchase price of approximately $5.8 million.

All of the above Founder Shares and warrants would become worthless and the Sponsor will not be entitled to receive any Bonus Shares if InterPrivate II does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. Such shares and warrants have an aggregate market value of approximately $81.4 million and $411,180, respectively, based on the closing price of Class A Stock of $9.96 and the closing price of InterPrivate II Warrants of $0.1068 on the NYSE on November 11, 2022;

•

The audit committee of the board of directors of InterPrivate II has approved a payment, following the Closing, of a fee in the aggregate amount of up to $2 million to certain management members of InterPrivate II and affiliates of the Sponsor for their services in facilitating the consummation of the Business Combination;

•

the Sponsor paid an aggregate of $5,800,000 for the Founder Shares and the Private Warrants and as of June 30, 2022, extended to InterPrivate II Working Capital Loans in the aggregate principal amount of $355,227 pursuant to the Sponsor Convertible Promissory Note, and the Sponsor and its affiliates have approximately an aggregate of $81.8 million at risk that depends upon the completion of a business combination. Specifically, approximately $81.4 million of such at-risk amount is the aggregate market value of the Founder Shares based on the closing price of Class A Stock of $9.96 on the NYSE on November 11, 2022, and approximately $411,180 of such at-risk amount is the aggregate market value of the Private Warrants based on the closing price of InterPrivate II Warrants of $0.1068 on the NYSE on November 11, 2022. There are no fees contingent upon a business combination payable to the Sponsor or its affiliates upon consummation of the Business Combination, other than the up to $2 million service fee to certain management members of InterPrivate II and Sponsor affiliates as described above. There are currently no out-of-pocket expenses reimbursable or other service fees owed to InterPrivate II’s directors and officers or affiliates, other than the unpaid accrued fees under the administrative services agreement between the Sponsor and InterPrivate II in the amount of $40,000 and the unpaid accrued fees under the strategic services agreement between James Pipe and InterPrivate II in the amount of $30,000 as of June 30, 2022 and the up to $2 million service fee to certain management members of InterPrivate II and Sponsor affiliates as described above. There are currently no outstanding loans to InterPrivate II from the Sponsor, other than the Working Capital Loans in the principal amount of $355,227 as of June 30, 2022, as further described below. The foregoing interests present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with Public Stockholders. As such, the Sponsor and its affiliates may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

Pages 46-47 of the Proxy Statement/Prospectus

The Sponsor and InterPrivate II’s Directors and Officers Have Financial Interests in the Business Combination

In considering the recommendation of InterPrivate II’s board of directors to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and our directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include:

•

the beneficial ownership of the Sponsor, which is controlled by affiliates of Ahmed M. Fattouh, InterPrivate II’s Chairman and Chief Executive Officer, and InterPrivate LLC, a private investment firm founded by Mr. Fattouh, of an aggregate of 12,019,529 shares of InterPrivate II Common Stock, consisting of:

•	6,348,750 Founder Shares purchased by the Sponsor for an aggregate price of $25,000, which shares will be converted into shares of Class A Stock immediately prior to the Closing;

•

1,820,779 Bonus Shares that the Sponsor will be entitled to receive in respect of the above Founder Shares (of which the Sponsor has agreed to transfer 200,000 shares to an entity affiliated with Neil Suslak, a current director of Getaround and who is expected be a director of New Getaround, pursuant to a stock transfer agreement dated October 31, 2022); and

•	3,850,000 shares of Class A Stock underlying Private Warrants purchased by the Sponsor at $1.50 per warrant for an aggregate purchase price of approximately $5.8 million.

All of the above Founder Shares and warrants would become worthless and the Sponsor will not be entitled to receive any Bonus Shares if InterPrivate II does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. Such shares and warrants have an aggregate market value of approximately $81.4 million and $411,180, respectively, based on the closing price of Class A Stock of $9.96 and the closing price of InterPrivate II Warrants of $0.1068 on the NYSE on November 11, 2022;

•

The audit committee of the board of directors of InterPrivate II has approved a payment, following the Closing, of a fee in the aggregate amount of up to $2 million to certain management members of InterPrivate II and affiliates of the Sponsor for their services in facilitating the consummation of the Business Combination;

•

the Sponsor paid an aggregate of $5,800,000 for the Founder Shares and the Private Warrants and as of June 30, 2022, extended to InterPrivate II Working Capital Loans in the aggregate principal amount of $355,227 pursuant to the Sponsor Convertible Promissory Note, and the Sponsor and its affiliates have approximately an aggregate of $81.8 million at risk that depends upon the completion of a business combination. Specifically, approximately $81.4 million of such at-risk amount is the aggregate market value of the Founder Shares based on the closing price of Class A Stock of $9.96 on the NYSE on November 11, 2022, and approximately $411,180 of such at-risk amount is the aggregate market value of the Private Warrants based on the closing price of InterPrivate II Warrants of $0.1068 on the NYSE on November 11, 2022. There are no fees contingent upon a business combination payable to the Sponsor or its affiliates upon consummation of the Business Combination, other than the up to $2 million service fee to certain management members of InterPrivate II and Sponsor affiliates as described above. There are currently no out-of-pocket expenses reimbursable or other service fees owed to InterPrivate II’s directors and officers or affiliates, other than the unpaid accrued fees under the administrative services agreement between the Sponsor and InterPrivate II in the amount of $40,000 and the unpaid accrued fees under the strategic services agreement between James Pipe and InterPrivate II in the amount of $30,000 as of June 30, 2022 and the up to $2 million service fee to certain management members of InterPrivate II and Sponsor affiliates as described above. There are currently no outstanding loans to InterPrivate II from the Sponsor, other than the Working Capital Loans in the principal amount of $355,227 as of June 30, 2022, as further described below. The foregoing interests present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with Public Stockholders. As such, the Sponsor and its affiliates may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

Pages 104-105 of the Proxy Statement/Prospectus

InterPrivate II’s Sponsor, executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering InterPrivate II’s board of directors’ recommendation that our stockholders vote in favor of the approval of the Business Combination Proposal, InterPrivate II’s stockholders should be aware that certain of InterPrivate II’s Sponsor, executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of InterPrivate II’s stockholders. These interests include:

The Sponsor and InterPrivate II’s Directors and Officers Have Financial Interests in the Business Combination

In considering the recommendation of InterPrivate II’s board of directors to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and our directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include:

•

the beneficial ownership of the Sponsor, which is controlled by affiliates of Ahmed M. Fattouh, InterPrivate II’s Chairman and Chief Executive Officer, and InterPrivate LLC, a private investment firm founded by Mr. Fattouh, of an aggregate of 12,019,529 shares of InterPrivate II Common Stock, consisting of:

•	6,348,750 Founder Shares purchased by the Sponsor for an aggregate price of $25,000, which shares will be converted into shares of Class A Stock immediately prior to the Closing;

•

1,820,779 Bonus Shares that the Sponsor will be entitled to receive in respect of the above Founder Shares (of which the Sponsor has agreed to transfer 200,000 shares to an entity affiliated with Neil Suslak, a current director of Getaround and who is expected be a director of New Getaround, pursuant to a stock transfer agreement dated October 31, 2022); and

•	3,850,000 shares of Class A Stock underlying Private Warrants purchased by the Sponsor at $1.50 per warrant for an aggregate purchase price of approximately $5.8 million.

All of the above Founder Shares and warrants would become worthless and the Sponsor will not be entitled to receive any Bonus Shares if InterPrivate II does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. Such shares and warrants have an aggregate market value of approximately $81.4 million and $411,180, respectively, based on the closing price of Class A Stock of $9.96 and the closing price of InterPrivate II Warrants of $0.1068 on the NYSE on November 11, 2022;

•

The audit committee of the board of directors of InterPrivate II has approved a payment, following the Closing, of a fee in the aggregate amount of up to $2 million to certain management members of InterPrivate II and affiliates of the Sponsor for their services in facilitating the consummation of the Business Combination;

•

the Sponsor paid an aggregate of $5,800,000 for the Founder Shares and the Private Warrants and as of June 30, 2022, extended to InterPrivate II Working Capital Loans in the aggregate principal amount of $355,227 pursuant to the Sponsor Convertible Promissory Note, and the Sponsor and its affiliates have approximately an aggregate of $81.8 million at risk that depends upon the completion of a business combination. Specifically, approximately $81.4 million of such at-risk amount is the aggregate market value of the Founder Shares based on the closing price of Class A Stock of $9.96 on the NYSE on November 11, 2022, and approximately $411,180 of such at-risk amount is the aggregate market value of the Private Warrants based on the closing price of InterPrivate II Warrants of $0.1068 on the NYSE on November 11, 2022. There are no fees contingent upon a business combination payable to the Sponsor or its affiliates upon consummation of the Business Combination, other than the up to $2 million service fee to certain management members of InterPrivate II and Sponsor affiliates as described above. There are currently no out-of-pocket expenses reimbursable or other service fees owed to InterPrivate II’s directors and officers or affiliates, other than the unpaid accrued fees under the administrative services agreement between the Sponsor and InterPrivate II in the amount of $40,000 and the unpaid accrued fees under the strategic services agreement between James Pipe and InterPrivate II in the amount of $30,000 as of June 30, 2022 and the up to $2 million service fee to certain management members of InterPrivate II and Sponsor affiliates as described above. There are currently no outstanding loans to InterPrivate II from the Sponsor, other than the Working Capital Loans in the principal amount of $355,227 as of June 30, 2022, as further described below. The foregoing interests present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with Public Stockholders. As such, the Sponsor and its affiliates may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

Pages 156-157 of the Proxy Statement/Prospectus

Recommendation of the InterPrivate II Board of Directors

InterPrivate II’s board of directors believes that each of the proposals to be presented at the special meeting of stockholders is in the best interests of InterPrivate II and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of InterPrivate II’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that certain of InterPrivate II’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•

the beneficial ownership of the Sponsor, which is controlled by affiliates of Ahmed M. Fattouh, InterPrivate II’s Chairman and Chief Executive Officer, and InterPrivate LLC, a private investment firm founded by Mr. Fattouh, of an aggregate of 12,019,529 shares of InterPrivate II Common Stock, consisting of:

•	6,348,750 Founder Shares purchased by the Sponsor for an aggregate price of $25,000, which shares will be converted into shares of Class A Stock immediately prior to the Closing;

•

1,820,779 Bonus Shares that the Sponsor will be entitled to receive in respect of the above Founder Shares (of which the Sponsor has agreed to transfer 200,000 shares to an entity affiliated with Neil Suslak, a current director of Getaround and who is expected be a director of New Getaround, pursuant to a stock transfer agreement dated October 31, 2022); and

•	3,850,000 shares of Class A Stock underlying Private Warrants purchased by the Sponsor at $1.50 per warrant for an aggregate purchase price of approximately $5.8 million.

All of the above Founder Shares and warrants would become worthless and the Sponsor will not be entitled to receive any Bonus Shares if InterPrivate II does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. Such shares and warrants have an aggregate market value of approximately $81.4 million and $411,180, respectively, based on the closing price of Class A Stock of $9.96 and the closing price of InterPrivate II Warrants of $0.1068 on the NYSE on November 11, 2022;

•

The audit committee of the board of directors of InterPrivate II has approved a payment, following the Closing, of a fee in the aggregate amount of up to $2 million to certain management members of InterPrivate II and affiliates of the Sponsor for their services in facilitating the consummation of the Business Combination;

•

the Sponsor paid an aggregate of $5,800,000 for the Founder Shares and the Private Warrants and as of June 30, 2022, extended to InterPrivate II Working Capital Loans in the aggregate principal amount of $355,227 pursuant to the Sponsor Convertible Promissory Note, and the Sponsor and its affiliates have approximately an aggregate of $81.8 million at risk that depends upon the completion of a business combination. Specifically, approximately $81.4 million of such at-risk amount is the aggregate market value of the Founder Shares based on the closing price of Class A Stock of $9.96 on the NYSE on November 11, 2022, and approximately $411,180 of such at-risk amount is the aggregate market value of the Private Warrants based on the closing price of InterPrivate II Warrants of $0.1068 on the NYSE on November 11, 2022. There are no fees contingent upon a business combination payable to the Sponsor or its affiliates upon consummation of the Business Combination, other than the up to $2 million service fee to certain management members of InterPrivate II and Sponsor affiliates as described above. There are currently no out-of-pocket expenses reimbursable or other service fees owed to InterPrivate II’s directors and officers or affiliates, other than the unpaid accrued fees under the administrative services agreement between the Sponsor and InterPrivate II in the amount of $40,000 and the unpaid accrued fees under the strategic services agreement between James Pipe and InterPrivate II in the amount of $30,000 as of June 30, 2022 and the up to $2 million service fee to certain management members of InterPrivate II and Sponsor affiliates as described above. There are currently no outstanding loans to InterPrivate II from the Sponsor, other than the Working Capital Loans in the principal amount of $355,227 as of June 30, 2022, as further described below. The foregoing interests present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with Public Stockholders. As such, the Sponsor and its affiliates may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

Pages 204-205 of the Proxy Statement/Prospectus

Interests of InterPrivate II’s Directors and Officers in the Business Combination

When you consider the recommendation of InterPrivate II’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that certain of InterPrivate II’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

InterPrivate II’s board of directors believes that each of the proposals to be presented at the special meeting of stockholders is in the best interests of InterPrivate II and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of InterPrivate II’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that certain of InterPrivate II’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•

the beneficial ownership of the Sponsor, which is controlled by affiliates of Ahmed M. Fattouh, InterPrivate II’s Chairman and Chief Executive Officer, and InterPrivate LLC, a private investment firm founded by Mr. Fattouh, of an aggregate of 12,019,529 shares of InterPrivate II Common Stock, consisting of:

•	6,348,750 Founder Shares purchased by the Sponsor for an aggregate price of $25,000, which shares will be converted into shares of Class A Stock immediately prior to the Closing;

•

1,820,779 Bonus Shares that the Sponsor will be entitled to receive in respect of the above Founder Shares (of which the Sponsor has agreed to transfer 200,000 shares to an entity affiliated with Neil Suslak, a current director of Getaround and who is expected be a director of New Getaround, pursuant to a stock transfer agreement dated October 31, 2022); and

•	3,850,000 shares of Class A Stock underlying Private Warrants purchased by the Sponsor at $1.50 per warrant for an aggregate purchase price of approximately $5.8 million.

All of the above Founder Shares and warrants would become worthless and the Sponsor will not be entitled to receive any Bonus Shares if InterPrivate II does not complete a business combination within the applicable time period, as the Sponsor has waived any right to redemption with respect to these shares. Such shares and warrants have an aggregate market value of approximately $81.4 million and $411,180, respectively, based on the closing price of Class A Stock of $9.96 and the closing price of InterPrivate II Warrants of $0.1068 on the NYSE on November 11, 2022;

•

The audit committee of the board of directors of InterPrivate II has approved a payment, following the Closing, of a fee in the aggregate amount of up to $2 million to certain management members of InterPrivate II and affiliates of the Sponsor for their services in facilitating the consummation of the Business Combination;

•

the Sponsor paid an aggregate of $5,800,000 for the Founder Shares and the Private Warrants and as of June 30, 2022, extended to InterPrivate II Working Capital Loans in the aggregate principal amount of $355,227 pursuant to the Sponsor Convertible Promissory Note, and the Sponsor and its affiliates have approximately an aggregate of $81.8 million at risk that depends upon the completion of a business combination. Specifically, approximately $81.4 million of such at-risk amount is the aggregate market value of the Founder Shares based on the closing price of Class A Stock of $9.96 on the NYSE on November 11, 2022, and approximately $411,180 of such at-risk amount is the aggregate market value of the Private Warrants based on the closing price of InterPrivate II Warrants of $0.1068 on the NYSE on November 11, 2022. There are no fees contingent upon a business combination payable to the Sponsor or its affiliates upon consummation of the Business Combination, other than the up to $2 million service fee to certain management members of InterPrivate II and Sponsor affiliates as described above. There are currently no out-of-pocket expenses reimbursable or other service fees owed to InterPrivate II’s directors and officers or affiliates, other than the unpaid accrued fees under the administrative services agreement between the Sponsor and InterPrivate II in the amount of $40,000 and the unpaid accrued fees under the strategic services agreement between James Pipe and InterPrivate II in the amount of $30,000 as of June 30, 2022 and the up to $2 million service fee to certain management members of InterPrivate II and Sponsor affiliates as described above. There are currently no outstanding loans to InterPrivate II from the Sponsor, other than the Working Capital Loans in the principal amount of $355,227 as of June 30, 2022, as further described below. The foregoing interests present a risk that the Sponsor and its affiliates will benefit from the completion of a business combination, including in a manner that may not be aligned with Public Stockholders. As such, the Sponsor and its affiliates may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;